Exhibit 99.59

NEWS RELEASE May 14, 2020 #2020-06

Midas Gold Reports Results of Annual General Meeting

New Directors Welcomed to the Company’s Board

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX) ("Midas Gold" or the "Company") today announced the results of its annual general meeting (the “AGM”), which was held in Vancouver in combination with a virtual meeting platform on May 14, 2020. Following the meeting, Stephen Quin, President and CEO, provided those attending with an overview of the Company’s progress over the past year and its plans going forward.

Annual General Meeting Voting Result

A total of 166,645,322 million common shares were represented at the AGM, or 61.30% of the votes attached to all outstanding shares at the Company’s record date of March 16, 2020. The Company’s shareholders voted in favour of the election of all director nominees listed in the Company’s management information proxy circular. Detailed results of the vote for the election of directors are as follows:

Name of Nominee	Votes For	Votes Withheld	Total Votes*	Percentage of Votes For*	Percentage of Votes Withheld*
Keith Allred	130,615,465	558,375	131,173,840	99.57%	0.43%
Jaimie Donovan	130,585,120	588,720	131,173,840	99.55%	0.45%
Brad Doores	130,597,075	576,765	131,173,840	99.56%	0.44%
Jon Goode	130,612,829	561,011	131,173,840	99.57%	0.43%
Marcelo Kim	130,627,491	546,349	131,173,840	99.58%	0.42%
Peter Nixon	130,635,475	538,365	131,173,840	99.59%	0.41%
Stephen Quin	130,710,605	463,235	131,173,840	99.65%	0.35%
Javier Schiffrin**	130,576,156	597,684	131,173,840	99.54%	0.46%

*	Not all shares were voted in respect of all motions therefore the combined number of shares voted for or withheld may not add up to the total votes represented at the meeting.

** Subsequent to the meeting, Mr. Chris Papagianis replaced Mr. Javier Schiffrin on the board (see below).

The directors were elected to hold offices until the next annual meeting of shareholders or until their successors are elected or appointed.

The Company’s shareholders also approved the appointment of Deloitte LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ending December 31, 2020 (99.37% voted in favour).

The Company’s shareholders also approved and ratified the Company’s 2011 Evergreen Incentive Stock Option Plan as required every three years under the policies of the TSX (96.41% voted in favour).

Detailed voting results for the meeting are available on SEDAR at www.sedar.com.

Corporate Update

Following the AGM, Stephen Quin, President & CEO of Midas Gold Corp. provided an update in respect of the Stibnite Gold Project, noting progress on advancing the project towards completion of a feasibility study and advancing the regulatory assessment process for site restoration and mine development.

Director Changes

Mr. Young elected to not stand for re-election as a director at the 2020 AGM. Midas Gold would like to thank Donald Young for his invaluable contributions to the Company’s Board and as chair of the Audit Committee over the past nine years.

The vacancy left by Mr. Young provided the Company an opportunity to welcome Jon Goode to the Company’s Board and, subsequent to the AGM, was appointed Chair of the Audit Committee. Mr. Goode has extensive mining and manufacturing industry experience.  During his 34 year tenure at a large Southeast Idaho phosphate mine and fertilizer complex, he has served in a variety of roles, most recently as Special Project Manager, which includes mine permitting, mitigation, contract negotiations, government relations, and accounting/tax matters.  An Idaho native and outdoor enthusiast, Mr. Goode is a Licensed Certified Public Accountant (in Idaho since 1983) and served for many years on the Board of Directors for both the Idaho Mining Association and Associated Taxpayers of Idaho, and was also a two-term member of the Bureau of Land Management’s Resource Advisory Council (Idaho Falls District) representing mineral development and recreation interests.  A 1982 graduate of Idaho State University, he is currently an elected Councilman for the City of Soda Springs, a Trustee for the American Exploration and Mining Association, and a Life Member of the Rocky Mountain Elk Foundation.

In addition, immediately following the AGM, Mr. Schiffrin stepped down from the Company’s Board and Chris Papagianis was appointed by the Board to replace him as Paulson and Co.’s second board nominee. The Company would like to thank Mr. Schiffrin for his contribution to the Board over the past two years. Mr. Papagianis is a Partner at Paulson & Co., where he works on a number of the firm’s largest investments.  Prior to joining Paulson, Mr. Papagianis was director of private equity at Peterson Management.  Mr. Papagianis last served in government as Special Assistant for Domestic and Economic Policy to President George W. Bush.  In this role, he guided the collaborative process within the White House to develop and implement policies, legislation, and regulations across numerous agencies.  Mr. Papagianis is a graduate of Harvard College.

“We welcome Mr. Goode and Mr. Papagianis to the Company’s Board and look forward to gaining from their experience and expertise as the Company continues to move down the path towards the permitting and development of the Stibnite Gold Project, “ said Marcelo Kim, Chairman of the Company’s Board. “On behalf of the Board of Directors, I would like to thank Mr. Young and Mr. Schiffrin for their contributions.”

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com